27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830

January 31, 2013

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K
Filed February 29, 2012
File No. 0-52105

Dear Mr. O'Brien:
On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated January 18, 2013, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
For ease of reference, I have included the text of the Staff's comments in bold-face type below, followed in each case by the Company's response.
Form 10-K for the Year Ended December 31, 2011
Management's Discussion and Analysis, page 25
Results of Operations, page 28

1.
We have read your response to comment 1 in our letter dated December 27, 2012. Please confirm to us that wherever you use value added revenue, you will also present both the most comparable GAAP measure and a reconciliation thereto on the same basis for which you actually present value added revenue. In other words, please confirm to us that the reconciliations you intend to provide in future filings will be by product/end market category, as is currently shown on, for example, page 3. Refer by analogy to Question 102.07 of the Non-GAAP C&DI available at www.sec.gov.

Response: The Company hereby confirms that wherever it uses value added revenue in future filings, beginning with its Form 10-K for the year ended December 31, 2012, it will also present both the most comparable GAAP measure and a reconciliation thereto on the same basis for which it actually presents value added revenue.

15. Segment and Geographical Area Information, page 102

2.
You identify that each of your twelve North American production facilities is an operating segment. We note some of these facilities produce different types of products and employ varying manufacturing processes. Please tell us how you concluded it was appropriate to aggregate. As part of your aggregation analysis, please provide us with an analysis that includes sales, gross margin, and operating profit information for each of your identified operating segments for the last five years, as well as the nine-month period ended September 30, 2012, along with any other information you believe would be useful to help us understand how the operations are all economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Response: Under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 under the Securities Exchange Act of 1934 (“Rule 12b-4”), the Company has supplementally and confidentially provided to the Staff its most recent monthly reporting package showing the information reviewed regularly by our Chief Operating Decision Maker (“CODM”) for purposes of allocating resources and assessing performance of the business. The Company has provided these supplemental materials to the Staff in order to (1) facilitate the Staff's understanding of how the CODM manages the Company's business, (2) allow the Staff to see the information the CODM reviews regularly for purposes of allocating resources and assessing the performance of the business, and (3) provide the Staff with support for our analysis related to segment reporting set forth below. The Company requests that these supplemental materials be kept confidential under Rule 83 and that these supplemental materials be returned to the Company in full in accordance with Rule 12b-4.

As discussed with the Staff by telephone on January 29, 2013, in response to the Staff's comment, the Company has reviewed the criteria under ASC 280-10-50-1 - Segment Reporting - Operating Segment. After further consideration, based on our interpretation of the relevant guidance and the facts and circumstances of our Fabricated Products business, the Company has concluded that (1) our fabricated products manufacturing locations are not separate operating segments and (2) Fabricated Products is both a single operating segment and a reporting segment. Our reasons for these conclusions follow.

Our product end markets and production locations are managed on a Company-wide basis by our CEO, as the Chief Operating Decision Maker, and a Senior Leadership Team

The Company determined that its chief operating decision maker, or CODM, is the CEO. The CEO leads a Senior Leadership Team (SLT) that meets on a monthly basis to review results of operations (which are set forth in a monthly reporting package, a sample of which has been provided supplementally to the Staff on a confidential basis), set strategy, define performance objectives, and make operating decisions. The CEO has the authority to overrule virtually all decisions of the individual members of the SLT. SLT members reporting directly to the CEO are responsible for specific activities:

•
Sales and marketing functions for fabricated products are managed by the SVP - Sales and Marketing, under whose direction the Company goes to market with a sales strategy that bundles the broad portfolio of our fabricated products (rod, bar, extruded shapes, sheet, plate, pipe and tube), particularly with its Marketing Partners (service center customers). Cross-selling our products to our customers is a critical element of our success.

•	All manufacturing locations are managed by the SVP - Operations who has authority to make certain decisions to meet goals established by the CEO. Examples would be staffing, maintenance, inventory levels, production allocation, etc. Under his direction, the Fabricated Products segment has an integrated strategy to use the Kaiser Production System, a disciplined approach to drive continuous improvement across all locations, and the KaiserSelect® production methodology to manufacture differentiated products with enhanced characteristics and lot-to-lot consistency that are valued by our customers across all facilities and value streams. The SVP - Operations and SVP - Sales and Marketing collaborate to attain the maximum return by product and end market by allocating the sales to be produced across the manufacturing facilities to optimize cost performance and/or timely delivery and customer satisfaction.

•
All research and development functions are managed by the VP - Advanced Engineering, under whose direction state-of-the-art technologies are shared across all locations, product and process development is conducted, and KaiserSelect® production methodology is deployed across all facilities and value streams to drive consistent product characteristics through exacting and consistent manufacturing practices.

•
Hedging activity is managed by a combination of the EVP - CFO and the SVP - Corporate Development. Primary metal is purchased centrally and aluminum, electricity and natural gas requirements are hedged on a Company-wide basis.

•	Corporate overhead functions are managed by specific functional heads (EVP - CFO; EVP - Legal, Compliance and Human Resources; SVP - Corporate Development, etc.).

The CEO reviews financial performance of the Fabricated Products segment. He looks at sales information by certain product categories (e.g. plate vs. seamless tube) which are grouped by end market categories (e.g. aerospace and high strength, automotive, general engineering and custom industrial products). The CEO annually reviews and approves the budget and recommends an annual plan that advances the overall strategy of the Fabricated Products segment to the Board of Directors for its approval. He also reviews the results of operations with the Board of Directors, as well as shareholders and other external constituents, with focus on the single Fabricated Products reportable segment. Additionally, under the recommendation of the CEO and the Compensation Committee of the Board of Directors, the Company's short-term and long-term compensation plans for senior and middle management are based on the performance for the Company, not product end market or production facility specific performance.

Our end market groupings do not constitute separate operating segments

The Company considered whether our four end market groupings should be viewed as separate operating segments based on the regular review performed by the CODM. Information regularly reviewed by the CODM for these end market groupings includes only shipments, sales, value added revenue (which is defined by us as sales less the hedged cost of alloyed metal and is referred to as "spread revenue" in the sample reporting package provided supplementally to the Staff on a confidential basis), and standard contribution (an estimated measure of variable profitability based on standard variable costs that are updated from time to time). The information by end market groupings that the CODM reviews regularly is useful in assessing the effectiveness and prospects of the sales activities of the business, but such information is not sufficient to effectively assess the performance of the business because it does not reflect the actual cost of manufacturing, and, therefore, is not discrete financial information. The reporting package that the CODM regularly reviews includes actual cost and other data that is available for Fabricated Products as a whole (but is not available by end market groupings) to provide to the CODM with the financial information that is required to effectively assess the performance of the business and allocate resources. The Company believes that the complete package of information regularly reviewed by the CODM is sufficient and appropriate for the management of the Company's business.

Our production facilities do not constitute separate operating segments

The Company considered whether our production facilities should be viewed as separate operating segments based on the regular review performed by the CODM. Information regularly reviewed by the CODM for the production facilities includes only inventory levels, customer satisfaction statistics, safety statistics and controllable cost information. The Company determined that the production facilities do not meet the criteria for separate operating segments because discrete financial information constituting results is not regularly reviewed by the CODM. The Company believes that the operating data regularly reviewed by the CODM is sufficient and appropriate for the management of the business.

Based on the facts and circumstances, there are no other potential approaches for our segment reporting to consider

Finally, the Company concluded, based on the facts and circumstances, that, except for those approaches discussed above, there are no approaches to our segment reporting that merit consideration.

Based on the analysis outlined above, the Company has concluded that a single reporting segment, Fabricated Products, is appropriate under ASC 280.

Accordingly, in the future, we intend to include in the “Segment and Geographical Area Information” note to our consolidated financial statement disclosure substantially as follows:

The Company's primary line of business is the production of semi-fabricated specialty aluminum products, such as aluminum sheet and plate and extruded and drawn products, which are primarily used in aerospace/high strength, general engineering, automotive, and other industrial end market applications. The Company operates 11 focused production facilities in the United States and one in Canada. Consistent with the manner in which the Chief Operating Decision Maker ("CODM") reviews and evaluates the Company's business, the Company's fabricated products business is treated as a single operating segment, Fabricated Products.

In addition to the Fabricated Products segment, the Company has two business units, Secondary Aluminum and Corporate and Other. The Secondary Aluminum business unit sells value-added products, such as ingot and billet, produced at Anglesey, a secondary aluminum remelt and casting facility in Holyhead, Wales in which the Company owns a 49% non-controlling interest. The Corporate and Other business unit provides general and administrative support for the Company's operations.

For purposes of segment reporting under US GAAP, the Company treats the Fabricated Products segment as a reportable segment and combines the two other business units, Secondary Aluminum and Corporate and Other, into one category, which is referred to as All Other. All Other is not considered a reportable segment.

On January 1, 2012, management began reviewing the results of the primary aluminum hedging activities, which prior to January 1, 2012 had been reported in All Other, with the results of the Fabricated Products segment because such hedging activities are now conducted solely for the Fabricated Products segment. Accordingly, the results of primary aluminum hedging activities have been included in the Fabricated Products segment for 2012. Prior period results have been conformed to current period presentation, which resulted in a (decrease) increase of $(25.0) and $3.1 in operating income of the

Fabricated Products segment for 2011 and 2010, respectively, and an increase of $0.6 in Fabricated Products segment assets as of December 31, 2011.

The accounting policies of the Fabricated Products segment are the same as those described in Note 1. Segment results are evaluated internally by management before any allocation of corporate overhead and without any charge for income taxes, interest expense, or Other operating charges, net.

The following tables provide financial information by reporting segment for each period or as of each period-end, as applicable:

	Year Ended December 31,
	2012		2011	2010
Net Sales:
Fabricated Products	$	XX	$1,301.3	$1,078.8
All Other[1]	—		—	0.3
Total net sales	$	XX	$1,301.3	$1,079.1
Segment Operating Income (Loss):
Fabricated Products [2,3]	$	XX	$83.6	$81.7
All Other[4]	XX		(28.6)	(40.6)
Total operating income	$	XX	$55.0	$41.1
Interest expense	XX		(18.0)	(11.8)
Other income (expense), net	XX		4.3	(4.2)
Income before income taxes	$	XX	$41.3	$25.1
Depreciation and Amortization:
Fabricated Products	$	XX	$24.8	$19.4
All Other	XX		0.4	0.4
Total depreciation and amortization	$	XX	$25.2	$19.8
Capital expenditures:
Fabricated Products	$	XX	$32.1	$38.0
All Other	XX		0.4	0.9
Total capital expenditures	$	XX	$32.5	$38.9

	December 31, 2012		December 31, 2011
Segment assets:
Fabricated Products	$	XX	$637.0
All Other[5]	XX		683.6
Total assets	$	XX	$1,320.6
__________________

1
Net sales in All Other in 2010 represent residual activity involving primary aluminum purchased by the Company from Anglesey while it continued its smelting operations, prior to September 30, 2009, and resold by the Company in the first quarter of 2010. In connection with Anglesey's remelt operations beginning in the fourth quarter of 2009, the Company changed its basis of revenue recognition from gross to a net basis (see Note 1).

2
Operating results in the Fabricated Products segment for 2012, 2011 and 2010 included non-cash LIFO inventory (benefits) charges of $(XX), $(7.1) and $16.5, respectively. Also included in the Fabricated Products segment operating results for 2012, 2011 and 2010 were $XX, $1.7 and $13.6, respectively, of environmental expense. Fabricated Products segment operating results for 2012 and 2010 also included $XX and $3.9 of asset impairment charge relating to certain Property, plant and equipment, respectively.

3
Fabricated Products segment results for 2012, 2011 and 2010 include non-cash mark-to-market gains (losses) on primary aluminum, natural gas, electricity and foreign currency hedging activities totaling $XX, $(29.9) and $(0.7), respectively. For further discussion regarding mark-to-market matters, see Note 11.

4
Operating results in All Other represent operating expenses in the Corporate and Other business unit. Operating results of All Other include VEBA net periodic benefit income (expense) of $XX million, $6.0 million and $(5.1) million for 2012, 2011 and 2010, respectively.

5
Assets in All Other represent primarily all of the Company's cash and cash equivalents, short term investments, metal and financial derivative assets, net assets in respect of VEBA(s) and net deferred income tax assets.

Net sales by end market applications for the Fabricated Products segment are as follows (in millions of dollars):

	Years Ended December 31,
	2012	2011	2010
Net Sales:
Aero/HS Products	$ XX	$596.3	$467.6
GE Products	XX	447.0	394.8
Automotive Extrusions	XX	126.9	98.7
Other Products	XX	131.1	117.7
Total Net Sales	$ XX	$1,301.3	$1,078.8

Geographic information for net sales, based on country of origin, and income taxes paid are as follows (in millions of dollars):

	Year Ended December 31,
	2012	2011	2010
Net sales to unaffiliated customers:
Fabricated Products -
United States	$ XX	$1,195.1	$991.2
Canada	XX	106.2	87.6
Total Fabricated Products net sales	XX	1,301.3	1,078.8
All Other -
United Kingdom	—	—	0.3
Total All Other net sales	—	—	0.3
Total net sales	$ XX	$1,301.3	$1,079.1
Income Taxes Paid:
Fabricated Products -
United States	$ XX	$1.7	$0.1
Canada	XX	1.8	0.7
Total income taxes paid	$ XX	$3.5	$0.8

The aggregate foreign currency transaction gains (losses) included in determining net income were immaterial for 2012, 2011, and 2010. Sales to the Company's largest fabricated products customer accounted for sales of approximately XX%, 21% and 23% of total revenue in 2012, 2011, and 2010, respectively. The loss of the Company's largest customer would have a material adverse effect on the Company taken as a whole. However, in the Company's opinion, the relationship between the customer and the Company is good, and the risk of loss of the customer is remote. Export sales were approximately XX%, 14% and 13% of total revenue during 2012, 2011 and 2010, respectively.

Item 9A. Controls and Procedures, page 113

3.
We have read your response to comment 5 in our letter dated December 27, 2012. Please tell us when you anticipate filing such Form 10-K/A. We remind you that when you file your amended Form 10-K you should provide an explanatory paragraph at the beginning of the document explaining why you are amending the document, and include all updated certifications that refer to the amended filing.

Response: The Company plans to file the Form 10-K/A promptly following resolution of the Staff's remaining comments on the Company's Form 10-K for the year ended December 31, 2011. The Company notes the Staff's comment and will provide an explanatory note at the beginning of the Form 10-K/A and include all updated certifications that refer to the amended filing.

Form 10-Q for the period ended September 30, 2012

18. Condensed Guarantor and Non-Guarantor Financial Information

4.
We have read your response to comment 7 in our letter dated December 27, 2012. You have told us that the $15.3 million and $22 million of net cash provided by operating activities at the Parent level during the nine months ended September 30, 2011 and the year ended December 31, 2011, respectively, were “primarily determined by the net equity earnings of its subsidiaries reduced by debt interest expense, adjusted for non-cash items related to debt issuance costs and net change in the intercompany balance.” In order to make the cash flow statement more reflective of actual activity, please revise future filings, beginning with your December 31, 2012 Form 10-K, to classify the equity in earnings of subsidiaries as a non-cash adjustment to reconcile net income to net cash provided by operating activities, since such equity earnings is also a non-cash item.

Response: The Company included equity earnings as a non-cash adjustment in the computation of net cash provided by operating activities in the Form 10-Q for the period ended September 30, 2012 as well as in the Form 8-K filed on May 14, 2012 for the year ended December 31, 2011. Following the Staff's comment (Comment 5) that we reflect changes in long-term intercompany balances as a financing activity, the cash flow from operating activities for the year ended December 31, 2012 for the parent will now reflect net cash used in operating activity. The Company will also adjust the 2011 and 2010 cash flow statement to conform to the revised presentation.

5.
You have also responded that you treat changes in intercompany balances as “Net cash provided by operating activity”. Please tell us your basis for such classification, as it appears principal amounts for intercompany items are to be treated as financing activity. Refer to ASC 830-230-55-2.

Response: The Company notes the Staff's comment and will revise future filings, beginning with its Form 10-K for the year ended December 31, 2012, to treat changes in short-term intercompany balances as operating activities and changes in long-term intercompany items as financing activity.

* * * * * * *

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:     John M. Donnan, Kaiser Aluminum Corporation
Cherrie Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day